SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Sports Arenas, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                      SPAI
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                                 (CUSIP Number)

                                Harold S. Elkan
                          7415 Carroll Road, Suite C

                              San Diego, CA 92121
                                 (858) 408-0364
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   09/02/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. SPAI
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Elkan, Harold
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States of America
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        5,441,734

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        5,441,734

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     5,441,734
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     50.001% (1)
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(14) Type of reporting person (see instructions).

     IN
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(1)     Based on a total of 10,883,467 outstanding shares of common stock following the June 30, 2004 transactions reported by the Issuer in its report on Form 8-K dated July 9, 2004.

Page 2 of 4 Pages

Item 1. Security and Issuer.

         Common Stock, par value $.01 per share
         Sports Arenas, Inc., a Delaware corporation (the "Issuer") 7415 Carroll Road, Suite C
         San Diego, CA 92121

Item 2. Identity and Background.

        (a) Item 2a of the Prior Amended Schedule 13D is amended to read in its entirety as follows:

            The Reporting Person, Harold S. Elkan ("HE") filed his initial
            Schedule 13D dated November 22, 1983 (the "Original Schedule 13D")and amended by Amendment No. 1 thereto dated June 30, 2004 (Amendment No. 1") (such Original Schedule 13D and Amendment No. 1 being referred to herein as the "Prior Amended Schedule 13D") pursuant to Regulation 13 D-G of the General Rules and Regulations under the Act and is filing this Amendment No. 2 ("Amendment No. 2") for the purpose of reporting the execution and delivery of the Stock Restriction Agreement on September 2, 2004 and effective June 30, 2004.

        (b) Item 2b remains the same as reported in the Prior Amended
            Schedule 13D except that all references to ABI are hereby deleted due to the fact that ABI is no longer a reporting person.

        (c) Item 2c remains the same as reported in the Prior Amended
            Schedule 13D except that all references to ABI are hereby deleted due to the fact that ABI is no longer a reporting person.

        (d) Item 2d remains the same as reported in the Prior Amended
            Schedule 13D.

        (e) Item 2e remains the same as reported in the Prior Amended
            Schedule 13D.

        (f) HE: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 remains the same as reported in the Prior Amended Schedule 13D.

Item 4. Purpose of Transaction.

         Item 4 of the Prior Amended Schedule 13D is amended to add the following:

         On September 2, 2004, the Issuer and HE entered into the Stock Restriction Agreement ("Agreement"), with an effective date of June 30, 2004 pursuant to, and as contemplated by, the Debt Payment and Compensation Agreement which was entered into on June 30, 2004. The Agreement applies to the 5,441,734 of shares of SAI common stock ("Restricted Shares") issued to HE pursuant to the Debt Payment and Compensation Agreement as extra compensation in recognition of guarantees Elkan has provided to subsidiaries of the Issuer. The Agreement provides for, among other things:
              (a) Restrictions on HE's ability to transfer the Restricted Shares for five years;
              (b) HE's forfeiture to the Issuer of the restricted Shares in certain circumstances, including if there occurs an event of default, if HE is terminated with cause, or if the net fair market value of the Issuer's assets shall have failed to increase by at least 2.5 percent per annum, compounded annually, over the period between the effective date of the Agreement and the 90th day prior to the fifth anniversary of such effective date;
               (c) The Issuer's right to purchase any or all of the Restricted Shares from HE at $.05936 per share in limited circumstances; and
              (d) the grant of certain anti-dilution and piggyback registration rights to HE as set forth in the Agreement.

         The Stock Restriction Agreement is filed herewith as  Exhibit 99.6.

Item 5. Interest in Securities of the Issuer.

        (a) Item 5a remains the same as reported in the Prior Amended
            Schedule 13D except that all references to ABI are hereby deleted due to the fact that ABI is no longer a reporting person.

        (b) Item 5b remains the same as reported in the Prior Amended
            Schedule 13D except that all references to ABI are hereby deleted due to the fact that ABI is no longer a reporting person.

        (c) Item 5c remains the same as reported in the Prior Amended
            Schedule 13D except that all references to ABI are hereby deleted due to the fact that ABI is no longer a reporting person.

        (d) Item 5d remains the same as reported in the Prior Amended
            Schedule 13D.

        (e) Item 5e remains the same as reported in the Prior Amended
            Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Prior Amended Schedule 13D is amended to add the following at the end thereof:

         On September 2, 2004, the Issuer and HE entered into the Stock Restriction Agreement ("Agreement"), with an effective date of June 30, 2004 pursuant to, and as contemplated by, the Debt Payment and Compensation Agreement which was entered into on June 30, 2004, as described in Item 4. The Agreement is filed herewith as Exhibit 99.6.

Item 7. Material to be Filed as Exhibits.

         Item 7 of the Prior Amended Schedule 13D is hereby amended to add the following exhibit:

         Exhibit 99.6- Stock Restriction Agreement dated September 2, 2004, incorporated herein by reference from the Issuer's Current Report on Form 8-K filed September 3, 2004.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Harold S. Elkan

Date: 09/22/2004                      /s/ HAROLD S. ELKAN
                                      Name:  HAROLD S. ELKAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages